03019524

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

(Mark one)
X ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2002

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 001-14141

L-3 COMMUNICATIONS CORPORATION EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

L-3 COMMUNICATIONS HOLDINGS, INC.

600 Third Ave
New York, NY 10016

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Index to Financial Statements

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Auditors

To the Participants and Administrator of
the L-3 Communications Corporation Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets of the L-3 Communications Corporation Employee Stock Purchase Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets for the year ended December 31, 2002 and for the period from June 29, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2002 and 2001, and the changes in net assets for the year ended December 31, 2002 and for the period from June 29, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

New York, New York
March 28, 2003

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Statements of Net Assets

	December 31,	
	2002	**2001**
Assets:		
Participant contributions due from employer	$ 9,866,454	$ 4,861,895
Net assets	$ 9,866,454	$ 4,861,895

See Notes to Financial Statements

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Statements of Changes in Net Assets

	Year ended December 31, 2002	Period From June 29, 2001 (date of inception) to December 31, 2001
Participant contributions	$ 17,496,403	$ 4,861,895
Less: purchases of stock and transfers to employees	(12,491,844)	–
Net additions	5,004,559	4,861,895
Net assets, beginning of period	4,861,895	–
Net assets, end of period	$ 9,866,454	$ 4,861,895

See Notes to Financial Statements

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements

1. Plan Description

The following description of the L-3 Communications Corporation (the "Company") Employee Stock Purchase Plan, (the "Plan"), provides only general information. Participants should refer to the Plan document for a more complete statement of the Plan's provisions.

General Description

The Plan is an employee stock purchase plan that allows participants to purchase shares of L-3 Communications Holdings, Inc. (L-3 Holdings) common stock ("Stock") through payroll deductions. The Plan's fiscal year, for years after 2001 is divided into two six-month periods ("Offering Periods"). The Offering Periods begin on the first trading day on or after January 1 and July 1 and end on the last trading day on or before June 30 and December 31 and represent the periods during which participants' payroll deductions are accumulated. On the last day of each Offering Period ("Exercise Date"), the participants' accumulated payroll deductions are used to purchase shares of Stock. Participants may purchase shares of Stock at an amount equal to 85% of the lesser of the fair market value of the Stock on the first or last trading day of the Offering Period ("Option Price") Fair market value on a given day is defined as the average of the highest and lowest sales price of a share of Stock on that day.

The Plan was approved by the Company's stockholders on April 26, 2001. The stock subject to issuance under the Plan shall be authorized but unissued common stock. All share amounts presented in these financial statements have been adjusted for a two-for-one stock split of L-3 Holdings Stock on May 20, 2002. The aggregate number of shares that may be issued pursuant to the Plan is 3,000,000 shares. At December 31, 2001, participants of the Plan accumulated payroll deductions sufficient to purchase 148,800 shares of Stock, which were issued in January 2002. 203,254 shares of Stock were issued in July 2002 for the Offering Period ended June 30, 2002. For the Offering Period ended December 31, 2002, participants of the Plan accumulated payroll deductions sufficient to purchase 260,027 shares of Stock, which were issued in January 2003. As of December 31, 2002, including all shares issued and all shares for which payroll deductions are sufficient to purchase Stock, 2,387,919 shares of Stock are available for future purchases by Plan participants.

The Plan is neither qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to any of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

L-3 COMMUNICATIONS CORPORATION
EMPLOYEE STOCK PURCHASE PLAN
Notes to Financial Statements (continued)

Eligibility and Participation

All full-time or part-time employees of the Company, its U.S. subsidiaries and certain foreign subsidiaries who are scheduled to work at least 20 hours per week are eligible to participate in the Plan. Employees who have (or who would have the ability to purchase) 5% or more of the total combined voting power or value of all classes of L-3 Holdings' common stock may not participate in the Plan. Also, a participant may not purchase more than $25,000 of Stock through the Plan during a calendar year (determined at fair market value).

Effective December 1, 2002, all eligible employees not yet participating in the Plan will be able to enroll in the Plan at any time. Previously, eligible employees were able to enroll only during specific enrollment periods. Once an election is made, the participant will automatically participate in all subsequent offering periods, unless the participant 1) makes a new election or 2) withdraws from an Offering Period or from the Plan in accordance with the procedures set forth in the Plan.

Stock Purchases

On the Exercise Date, the amount of each participant's accumulated payroll deductions is applied towards the purchase of the maximum number of whole and fractional shares of Stock possible, determined by dividing the participant's total contribution by the per share Option Price applicable for that Offering Period. Purchased shares of Stock are transferred to a brokerage account in the name of the participant at Mellon Investment Services, LLC., the Plan custodian.

Participant Contributions

Participants may elect to have 1% to 10% of their "Compensation" (as defined in the Plan) deducted on an after-tax basis for the purchase of Stock, provided that these deductions do not exceed $21,250 in a calendar year. Generally, participants may not make any separate contributions into their accounts, except during an approved leave of absence if certain conditions are met. A participant may elect to increase the rate of payroll deductions for an Offering Period by giving electronic instructions during a change period, as defined below, to the Plan custodian. A change period is the 15-day period during which Plan participants may increase or decrease their contributions for the next Offering Period. Change periods run from December 1st through December 15th and from June 1st through June 15th. An election to increase the payroll deduction rate shall be effective as of the first payroll period of the Offering Period following the change period in which the election was made. A participant may elect one time in each Offering Period to discontinue participation in the Plan or decrease the rate of payroll deductions by giving electronic instructions to the Plan custodian. An election to discontinue participation or decrease the payroll deduction shall become effective as soon as administratively feasible following the date such election is received by the custodian.

Interest is not accrued or paid on participants' accumulated payroll deductions. The Company may use the payroll deductions for any corporate purpose, and the Company has no obligation to segregate employees' payroll deductions from any other funds of the Company or to hold funds representing the same pending the application thereof to the purchase of shares at the Exercise Date in accordance with the Plan.

Participant Withdrawal

Plan participants may withdraw from the Plan by decreasing their payroll deduction rate to zero during an Offering Period. If a participant elects to decrease their payroll deduction rate to zero during an Offering Period, they will have the right, by completing the appropriate form within 15 days of the election to decrease their payroll deduction rate, to receive reimbursement of all of the payroll deductions credited to their account during the current Offering Period. In the event that the participant does not give proper instructions to request reimbursement in a timely manner, the participants accumulated payroll deductions will be used for the purchase of shares of Stock on the next Exercise Date.

Participant Termination

Participants who terminate their employment relationship with the Company are not eligible to continue participation in the Plan. All payroll deductions accumulated during the Offering Period through the date of such termination of employment are refunded to the employee or, in the event of the employee's death, to the beneficiary designated by the participant on their beneficiary designation form. After a participant's termination of employment from the Company, the custodian shall continue to maintain the participant's account until the earlier of such time as the participant withdraws all shares in their account, pursuant to the provisions of the Plan, or two years after the participant ceases to be employed by the Company. At the end of such two-year period, the custodian shall distribute to the participant the shares in the participant's account in certificate form or transfer such shares to an account of the participant, maintained with a broker-dealer or financial institution.

Plan Termination

The Plan may be terminated at any time by the Benefit Plan Committee ("Committee") of the Board of Directors of the Company, but such termination shall not affect a participant's right to purchase shares then allowable under the Plan. Upon such termination or any other termination of the Plan, all accumulated payroll deductions not yet used to purchase stock will be refunded, together with interest as the Company may, in its sole discretion, determine to pay.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administration and Administrative Expenses

The Plan is administered and interpreted by the Committee. The Committee has the authority to interpret the Plan and may also adopt, amend or rescind any rules it considers necessary to carry out the purpose of the Plan. The Company bears all costs in connection with the Plan, including administrative fees and all fees associated with the issuance of Stock. The Plan participant is responsible for all brokerage fees and related expenses associated with the sale of Stock.

Administrative expenses paid by the Company on behalf of the Plan amounted to $215,758 for the year ended December 31, 2002 and $84,711 for the period from June 29, 2001 (date of inception) to December 31, 2001.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual amounts will differ from those estimates.

Risks and Uncertainties

The Plan provides for investment in shares of Stock. Shares of Stock are exposed to equity price risk. Due to the level of risk associated with shares of Stock and the level of uncertainty related to changes in the value of shares of Stock, it is at least reasonably possible that changes in the risks in the near term would materially affect the value of the securities acquired by the participants.

3. Tax Status

The Plan fulfills the requirements of an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code. As such, the Plan is not required to file income tax returns or pay income taxes. Under Section 423, a participating employee will not recognize taxable income, and the Company will not be entitled to a tax deduction for federal income tax purposes when an employee enrolls in the Plan or when a participant purchases shares of Stock under the Plan.

4. Subsequent Events

Plan participants' accumulated payroll deductions for the Offering Period ended December 31, 2002, amounted to $9,866,454 and have been recorded as a contribution receivable as of December 31, 2002. Subsequent to December 31, 2002, these accumulated deductions were used to purchase in aggregate 260,027 whole shares of Stock, which were issued to participants by the Company in January 2003. The shares of Stock purchased subsequent to December 31, 2002 had a market value of $11,607,593 as of the Option Price date.

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the L-3 Communications Corporation Employee Stock Purchase Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

L-3 Communications Corporation
Employee Stock Purchase Plan
Registrant

March 28, 2003

Name: Michael T. Strianese
Title: Senior Vice President, Finance
of L-3 Communications Holdings, Inc.
(Principal Accounting Officer)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statements of L-3 Communications Holdings, Inc. and subsidiaries on Forms S-8 (File Nos. 333-59281, 333-64389, 333-78317 and 333-64300) and on Forms S-3 (File Nos. 333-58328, 333-75558, 333-84826 and 333-99693) of our report dated March 28, 2003 on our audits of the financial statements of the L-3 Communications Corporation Employee Stock Purchase Plan as of December 31, 2002 and 2001 and for the year ended December 31, 2002 and for the period from June 29, 2001 (date of inception) to December 31, 2001, which report is included in this Annual Report on Form 11-K.

PricewaterhouseCoopers LLP

New York, New York
March 28, 2003